UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

ATIF Holdings Limited

Attn: Jun Liu

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan district, Shenzhen, China

+(86) 0755-8695-0818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007737109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). ATIF Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 101,367
8. Shared Voting Power 0
9. Sole Dispositive Power 101,367
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,367
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation of this percentage is based on 1,545,884 common stock, par value $0.001, of the Issuer outstanding (“Shares”), as of June 3, 2020, as reported in the Issuer’s Quarterly Report for the period ended March 31, 2020 on Form 10-Q filed with the SEC on June 4, 2020.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”) of Aerocentury Corp, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is 1440 Chapin Avenue, Suite 310, Burlingame, CA 94010.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by and on behalf of ATIF Holdings Limited (the “Reporting Person”). The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)	The Reporting Person is a corporation organized under the laws of the British Virgin Islands with a principal business of providing financial consulting services to small and medium-sized enterprises.

(c)	The principal office for the Reporting Person is Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China.

(d)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person expended an aggregate of approximately $284,217.52 to acquire 101,367 shares of Common Stock of the Issuer in various open market transactions. The Reporting Person used its personal funds to acquire the shares of Common Stock of the Issuer.

Item 4.	Purpose of the Transaction

The Reporting Person acquired shares of Common Stock of the Issuer because it believes that the Common Stock of the Issuer is currently undervalued. Depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to (i) increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such items and at such times as the Reporting Person may deem advisable and/or (ii) enter into transaction that increase or hedge the Reporting Person economic exposure to the Shares without affecting the Reporting Person beneficial ownership of shares. The Reporting Person has no plans to interfere with the Issuers plan or operations.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially own an aggregate of 101,367 Shares, which constitutes 6.6% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1). The calculation of this percentage is based on 1,545,884 Shares as of June 3, 2020, as reported in the Issuer’s Quarterly Report for the period ended March 31, 2020 on Form 10-Q filed with the SEC on June 4, 2020.

(b)	The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it, as stated in Items 7 through 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Shares Acquired	Average Price Per Share	Description of Transaction
6/17/2020	5,100	$2.788	Open Market Purchase
6/18/2020	4,900	$2.713	Open Market Purchase
6/19/2020	3,789	$2.556	Open Market Purchase
6/24/2020	1,211	$2.356	Open Market Purchase
6/30/2020	75,100	$2.832	Open Market Purchase
7/1/2020	4,003	$2.595	Open Market Purchase
7/2/2020	7,264	$2.903	Open Market Purchase

(d)	No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATIF Holdings Limited
a British Virgin Islands company

/s/ Jun Liu
By: Jun Liu, Chief Executive Officer Date: July 6, 2020

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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